John Gamble Executive Vice President CFO Lexmark International, Inc. One Lexmark Centre Drive Lexington, Kentucky 40550 USA Phone: 859 232 5589 Fax: 859 232 7137

July 13, 2011

Via Edgar

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC  20549

Re:          Lexmark International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010, Filed February 28, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011, Filed May 9, 2011
File No. 001-14050

Dear Ms. Collins:

Lexmark International, Inc. (the “Company” or “Lexmark”) is submitting this letter in response to the comments of the staff of the Division of Corporation Finance, concerning the Company’s Form 10-K and Form 10-Q referenced above, as set forth in the letter to the Company dated June 15, 2011.  For your convenience, the Company has set forth the staff’s original comment immediately preceding the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2010

Comment #1:

We note your statement that environmental costs and accruals are presently not material to your operations or financial condition. Please clarify whether such costs are material to your results of operations, cash flows, statement of changes in stockholders’ equity and comprehensive earnings and confirm that you will revise this disclosure in future filings.  Also, tell us if you are currently involved, or have previously been involved, in remediation efforts and if so, tell us the amounts incurred, to date, and the additional amounts you expect to incur with regards to such efforts. Further tell us why you have not included a discussion of these potential contingencies in Note 19. In this regard, if there is a least a reasonable possibility that a loss exceeding amounts already recognized (or not recognized) may have been incurred, you must either disclose the estimated additional loss or range of loss that is reasonably possible or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible additional losses would be material and, if so, tell us how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

U.S. Securities & Exchange Commission
Division of Corporation Finance
July 13, 2011

Response #1:

Environmental costs and accruals are presently not material to the Company’s results of operations, cash flows, statement of changes in stockholders’ equity and comprehensive earnings.  The Company will include this additional disclosure in future filings.

The Company has identified environmental contamination at one facility.  Voluntary remediation efforts have, and continue to occur, at the Company’s Lexington, Kentucky facility (Lexington facility).  The Company operates under a hazardous waste corrective action renewal permit issued by the Kentucky Environmental and Public Protection Cabinet Division of Waste Management for its Lexington facility.  The original hazardous waste storage permit was held by International Business Machines Corporation (IBM) and was transferred to the Company when it was spun-off from IBM in 1991.  As part of the assets sold by IBM to form the Company in 1991, IBM transferred the Lexington facility to the Company.  As a condition of this transfer, IBM agreed to remediate contamination present at the Lexington facility at its sole expense.   IBM, as a responsible party for the contamination at the Lexington facility, has historically borne the entire cost of the remediation efforts at the Lexington facility and is contractually obligated to continue to do so in the future for the existing contamination.  The Company is not aware of any additional contaminants being found at the Lexington facility requiring remediation or any other circumstance that would relieve or lessen IBM’s responsibilities.

The Company has not incurred any cost or expense in this remediation effort nor does it anticipate doing so in the future.  The Company spends less than $300,000 per year to monitor the contamination and IBM’s remediation efforts for the Lexington facility.  Given IBM’s ability to pay for remediation, their twenty year precedent of assuming one hundred percent responsibility for the remediation effort and their on-going contractual responsibilities, the Company does not believe that this matter is required to be disclosed in Note 19 of the Notes to the Consolidated Financial Statements since the Company presently believes that the likelihood of any material loss by the Company is remote.   The Company will continue to monitor this matter and will comply with ASC 450-20-50 and SAP Topic 5Y if there is a future development that requires disclosure.

Comment #2:

We note your risk factor discussion on page 18 regarding the potential impact of the shift in earnings from jurisdictions with lower statutory tax rates to those with higher statutory tax rates. Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. Also, to the extent that one or two countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Response #2:

We advise the Staff that we disclosed the impact of earnings in foreign jurisdictions, along with how those earnings impact our effective income tax rate comparatively to the higher tax rate in the U.S., in the following sections of our 2010 Form 10-K: (a) on pages 44 and 45 (under Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations), and (b) on page 105 (under Note 14 of our Notes to Consolidated Financial Statements).

We note that, as stated in Item 303(a)(3)(i) of Regulation S-K, a company should describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected.  In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be

U.S. Securities & Exchange Commission
Division of Corporation Finance
July 13, 2011

described in order to understand the registrant’s results of operations.  We respectfully submit that our earnings from our recurring foreign operations were not materially affected by any unusual or infrequent events or transactions, which would necessitate additional disclosures that were not already provided.

We also note that, as stated in Section III. B of SEC Release No. 34-48960, disclosures should emphasize material information that is required or promotes understanding and that provides investors and other users with material information that is necessary to an understanding of the company’s financial condition and operating performance.  As explained by the Release, the disclosures should focus on (a) key indicators of financial condition and operating performance, (b) materiality, (c) material trends and uncertainties, and (d) analysis.  We believe that we have met these criteria because our disclosures indicate the risk that our tax rate could fluctuate depending on the geographic distribution of our world-wide earnings.  The Company did not anticipate any potential changes to its operations in any given country; therefore, a disclosure to that effect was deemed unnecessary as part of the discussion of the income tax risk factor.  We would disclose the expected effect of such changes if they were determined to be imminent and the impact to our results of operations, cash flows or financial condition was expected to be material.

In addition, we provide in our income tax footnote (see Note 14) the amount of foreign income before income tax and the amount of benefit that we receive from those earnings as part of our effective income tax rate reconciliation.

Comment #3:

We note that a significant amount of revenue is generated outside of the U.S. We further note your ability to fund operations from your current cash and cash equivalents and marketable securities could be limited by the possible tax implications of moving proceeds across jurisdictions. It appears that cash and cash equivalents held outside of the U.S. as well as foreign balances restricted from repatriation by local laws could be substantial. Tell us your consideration to disclose the amount of cash and cash equivalents that are currently held outside of the United States and the amounts that are subject to restriction from repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Response #3:

In response to SEC Interpretive Release 33-9144 Commission Guidance on Presentation of Liquidity and Capital Resource Disclosures in Management’s Discussion and Analysis, the Company added disclosures regarding risks and limitations related to its portfolio of cash and investments beginning in its Form 10-Q for the fiscal quarter ended September 30, 2010 and repeated in its Form 10-K for the fiscal year ended December 31, 2010 that included the following:

The Company’s ability to access the portfolio to fund operations could be limited by the liquidity in the market as well as possible tax implications of moving proceeds across jurisdictions.  See Page 54.

After further consideration, the Company also added the following disclosure in its Form 10-Q for the fiscal quarter ended March 31, 2011:

The large majority of the Company’s cash and cash equivalents and current marketable securities remain outside of the United States.  See Page 38.

In addition, the Company regularly discloses in its periodic reports other potential sources of liquidity, including its trade receivables financing program and revolving credit facility. These sources can be accessed domestically if the Company is unable to satisfy its U.S. cash needs with cash flow provided by operations and existing cash and cash equivalents and marketable securities.

The Company utilizes a variety of financing strategies with the objective of having its worldwide cash available in the locations where it is needed. As such, the Company’s ability to meet its cash obligations has not been affected, nor is it expected to be affected, by restrictions or limitations to access funds held by subsidiaries.

U.S. Securities & Exchange Commission
Division of Corporation Finance
July 13, 2011

The Company notes that as stated in Item 303(a)(1) of Regulation S-K, a registrant should “identify any known trends or any known demands, commitments, events, or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.” The Company believes it is appropriate not to disclose the amount of cash and investments held by our foreign subsidiaries since the Company’s ability to meet its cash obligations has not been, nor is expected to be, adversely affected by its ability to access funds held by subsidiaries.

The Company believes that its current MD&A disclosures (1) communicate to the investor that consolidated cash and investments may not be fully available to satisfy future cash needs depending on the specific facts and circumstances and (2) are consistent with the Company’s assertion that undistributed earnings of foreign subsidiaries are indefinitely reinvested as disclosed in its income tax note (Note 14 of the Notes to Consolidated Financial Statements in Form 10-K for the fiscal year ended December 31, 2010).

The Company will enhance its MD&A liquidity disclosures in future filings in a manner similar to the following:

As of Month XX, Year, the Company held $XXX.X million in Cash and cash equivalents and $XXX.X million in current Marketable securities. The Company’s ability to fund operations from these balances could be limited by the liquidity in the market as well as possible tax implications of moving proceeds across jurisdictions. The Company utilizes a variety of financing strategies with the objective of having its worldwide cash available in the locations where it is needed, though the large majority of the Company’s cash and cash equivalents and current marketable securities remain outside of the U.S. If these funds were needed for our operations in the U.S. the Company could be required to accrue and pay taxes to repatriate these funds. However, the Company’s intent is to permanently reinvest undistributed earnings of foreign subsidiaries and our current plans do not demonstrate a need to repatriate them to fund operations in the U.S.

Comment #4:

We note the caption in your effective income tax rate reconciliation for “foreign tax differential.” Please explain how this amount is determined and identify the significant components of this item for each year presented. In this regard, tell us which of your foreign jurisdictions had a more significant impact on your effective tax rate for each period presented.

Response #4:

The effective income tax rate reconciliation starts with the assumption that the Company’s consolidated pre-tax earnings are taxed at the U.S. federal statutory rate, as is required by ASC 740-10-50-12.  However, if any of the Company’s foreign subsidiaries are taxed at a rate that is higher or lower than the U.S. federal statutory rate, then the impact of that rate differential will cause an increase or decrease, as the case may be, to the consolidated income tax expense. This difference is presented in the Company’s effective tax rate reconciliation as the “foreign tax differential.”

The significant component of the reconciling item is the amount that is the difference between the pre-tax earnings of the Company’s foreign subsidiaries taxed at their actual, local rates and the Company’s U.S. federal statutory rate.

Switzerland, Ireland, and Philippines had a more significant impact on the foreign tax differential and, therefore, the effective tax rate for each of the three years presented in the reconciliation.

Comment #5:

Please explain further what the line item for “reversals of previously accrued taxes” represents and specifically address the reasons for such reversals for each period presented. Also, tell us whether these amounts are the same as the “nonrecurring tax items” referred to in footnote 5 to your selected financial data

U.S. Securities & Exchange Commission
Division of Corporation Finance
July 13, 2011

table on page 26. If so, tell us how you determined these were “nonrecurring” items as it appears you have recorded similar adjustments for the past five years. If these items are not the same, then explain further what the nonrecurring adjustments referenced on page 26 represent.

Response #5:

The line item for “reversals of previously accrued taxes” represents adjustments to income tax expense amounts that were recorded in prior years.  For the years indicated, the principal reason for the adjustment was to record the release of uncertain tax positions accrued in prior years pursuant to ASC 740-10-25.  The releases of the previously accrued taxes were made either because the amount that the Company was required to pay pursuant to an income tax audit was less than the amount the Company estimated it would have to pay or because the statute of limitations governing the year of the accrual expired and no audit of that year was ever conducted by the local tax authorities.

The $14.7 million amount shown in footnote 5 to the selected financial data table on page 26 represents discrete tax items and is a subset of the $15.5 million amount shown in Note 14 of the Notes to the Consolidated Financial Statements.  The $14.7 million amount was considered nonrecurring because, when an accrual is established, it is expected that the amount accrued will be paid pursuant to an income tax audit.  As such, there was no expectation that the accrual would ever be reversed.  Because a reversal was not expected, it was considered to be nonrecurring in nature when it did happen.  However, the Company will be more cautious going forward regarding the use of “nonrecurring” in its disclosures.  The Company will use the word “discrete” rather than “nonrecurring” to describe similar amounts should there be any in future years.  The additional $0.8 million included in “reversals of previously accrued taxes” in Note 14 is related to the grouping of several smaller items over and above the $14.7 million of discrete tax items discussed above.

Comment #6:

We note from your disclosures regarding the company’s various legal proceedings that in certain matters you have accrued for probable losses. If there is a reasonable possibility that losses exceeding amounts already recognized may have been incurred and the amount of those additional losses would be material you must either disclose the estimated additional losses, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Response #6:

With respect to legal matters in which the Company has accrued an estimated loss because it is probable that a loss is likely to be incurred, there is a reasonable possibility that losses exceeding the amounts recognized may be incurred.  The Company acknowledges the Staff’s comments and will enhance its future disclosures to more clearly indicate the estimate of the possible loss or range of loss, or include a statement that such an estimate cannot be made, for each material contingency for which the likelihood of an unfavorable outcome is probable or reasonably possible.  With respect to the legal matters in which a loss has been accrued, the following statements are intended to clarify the additional losses that are reasonably possible or to indicate that such additional losses cannot be reasonably estimated.

Molina v. Lexmark

As disclosed in the Form 10-K for the fiscal year ended December 31, 2010, the Company currently believes that an unfavorable outcome in the Molina v. Lexmark case is probable, and has determined that a reasonable estimate of its potential liability is between $1.8 million and $16.7 million, excluding post judgment interest, costs and attorneys’ fees.  After making a determination that no amount within the range was a better estimate than any other amount, the Company accrued $1.8 million, which is the minimum amount in the range.  Consequently, while the Company believes it has meritorious defenses, the ultimate resolution of the matter could result in an additional loss of up to $14.9 million, excluding post judgment interest, costs and attorneys’ fees, in excess of the amount accrued.

U.S. Securities & Exchange Commission
Division of Corporation Finance
July 13, 2011

Copyright Fees

As disclosed in the Form 10-K, the Company believes that losses are probable related to copyright fees imposed in certain European countries on devices that are capable of reproducing copyrighted materials.  The Company’s disclosed accrual related to such copyright fees is $68.7 million as of March 31, 2011.  Although it is reasonably possible that amounts may exceed the amount accrued by the Company, such amount, or range of possible loss, cannot be reasonably estimated by the Company at this time.

Other Legal Matters

With respect to the other legal matters set forth in Note 19 of the Notes to the Consolidated Financial Statements (except for the Sagem Communications v. Lexmark matter which, after the ruling by the Geneva Court of Appeals, has been fully resolved by the parties with a payment by the Company of approximately $250,000), no accrual has been made because the losses are not probable or not reasonably estimable by the Company.  Also, an estimate of the possible loss, or range of possible loss, for each of these matters cannot be made at this time.

Comment #7

In addition, please explain further your statement that the company believes it has “adequate provisions” and tell us how this compares to the disclosures in your March 31, 2011 Form 10-Q where you indicate that the company has not established reserves at this time.

Response #7:

For legal proceedings in which the Company has made a determination that a material loss is probable and the amount of the loss can be reasonably estimated, the Company establishes an accrual for such loss.  With respect to such legal proceedings, the Company has stated that it is has established adequate reserves.  This disclosure was made in both the Form 10-K for the fiscal year ended December 31, 2010 and the Company’s Form 10-Q for the quarter ended March 31, 2011.  In the Company’s Form 10-Q for the quarter ended March 31, 2011, the Company provided a more expansive disclosure explaining that as to legal matters that did not satisfy ASC 450-20-25-2 (i.e., the loss is not both probable and estimable), the Company had not established an accrual for such matters at that time.  It is the Company’s intention to continue to provide a more expanded disclosure of the determination of loss contingencies in future quarterly and annual reports.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Comment #8

We note that upon the adoption of ASU 2009-13, you are now using best estimate of selling price (“BESP”) when allocating the transaction price for most of your deliverables under multiple element arrangements. In addition, we note that BESP for your hardware and supplies is determined by examining the average unit revenue of stand-alone products sales and utilizing a weighted average approach to determine a range of BESP by product family and for service deliverables, it is determined by utilizing a cost plus margin approach. Please tell us and expand your disclosures to more clearly explain how you determine BESP for both products and services. In this regard, describe further how a weighted average approach by product family is a reasonable approach in determining BESP for products. Likewise, describe further the cost plus margin approach for determining BESP on services. For both include a discussion of any other facts, trends, inputs, techniques or assumptions that are incorporated into your analyses. We refer you to ASC 605-25-50-2.

U.S. Securities & Exchange Commission
Division of Corporation Finance
July 13, 2011

Response #8:

The Company notes that “the vendor’s best estimate of selling price shall be consistent with the objective of determining vendor-specific objective evidence of selling price for the deliverable; that is, the price at which the vendor would transact if the deliverable were sold by the vendor regularly on a standalone basis” as stated in ASC 605-25-30-6C. The best estimate of selling price (“BESP”) for the Company’s products is calculated based upon a weighted average price approach as described below. The prices at which products are sold on a standalone basis did not fall within a narrow enough range around the median price to establish vendor-specific objective evidence.  However, there is sufficient objective price data in order to determine BESP.  For this reason, the Company believes this approach is a reasonable method to satisfy the objective of BESP stated in the accounting guidance.  BESP for services is determined using a cost plus margin approach as described below. The Company believes this approach is the best method of estimating selling price given that the Company does not typically sell services on a standalone basis.

We respectfully acknowledge your comment to expand our disclosures and will include in our future filings an explanation that more clearly explains, as per the objectives stated in ASC 605-25-50-2, how we determine BESP for products and services. We expect the disclosure to be substantially as follows:

Our method for determining management’s best estimate of selling price (“BESP”) for products starts with a review of historical standalone sales data.  Prior sales are grouped by product and key data points utilized such as the average unit price and the weighted average price in order to incorporate the frequency of each product sold at any given price.  Due to the large number of product offerings, products are then grouped into common product categories (families) incorporating similarities in function and use and a BESP discount is determined by common product category.  This discount is then applied to product list price to arrive at a product BESP.  This method is performed and applied at a geography level in order to incorporate variances in product pricing across worldwide boundaries.

The Company does not typically sell its services on a standalone basis, thus a best estimate of selling price for services is determined using a cost plus margin approach. The Company typically uses third party suppliers to provide the services component of its multiple element arrangements, thus the cost of services is that which is invoiced to the Company.  A margin is applied to the cost of services in order to determine a best estimate of selling price, and is primarily determined by considering third party prices of similar services to consumers and geographic factors. In absence of third party data we consider other factors such as historical margins and margins on similar deals as well as cost drivers that could affect future margins.

*****

In connection with providing the above responses to your comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-captioned filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-captioned filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities & Exchange Commission
Division of Corporation Finance
July 13, 2011

The Company believes that it has thoroughly addressed each of the items in your correspondence. Please feel free to contact me if you have additional questions or comments.

Regards,

/s/ John W. Gamble, Jr.

John W. Gamble, Jr.

cc:           Melissa Kindelan, SEC Staff Accountant
Paul A. Rooke, Chairman and Chief Executive Officer
Robert J. Patton, Vice President, General Counsel and Secretary
Ian C. Lofwall, Associate General Counsel and Assistant Secretary
Catherine M. Delgado, Director of Corporate Finance Consolidation and Reporting
Evelyn Cole, Partner, PricewaterhouseCoopers LLP